Exhibit 11

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES
SCHEDULE SETTING FORTH COMPUTATION
OF
EARNINGS PER SHARE OF CLASS A STOCK

(Amounts in thousands, except per share data)

	Fiscal Year Ended December 31,
	2011	2010	2009
	(in thousands)

Weighted average number of shares outstanding:
Class A	56,134	56,134	56,151

Basic and diluted EPS:
Loss from continuing operations attributable to Ampal’s shareholders	$(129,387)	(64,645)	$(19,481)
Income from discontinued operations, net of tax	34,066	19,903	--
Net (Loss) income attributable to Ampal’s shareholders	$(95,321)	(44,742)	$(19,481)
Earnings per share of Class A Stock:
Loss income from continuing operations	$(2.30)	(1.15)	$(0.35)
Income (loss) from discontinued operations, net of tax	0.61	0.35	--
	$(1.69)	(0.80)	$(0.35)

Shares used in calculation	56,134	56,134	56,151